Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

Dear Customer,

On June 3rd 2007, QIAGEN announced plans to merge with Digene, a leader in molecular diagnostics that develops, manufactures and markets proprietary DNA and RNA tests focused on women’s health. The company’s flagship product, The Digene® HPV Test* (DNAwithPap® Test), is the only test that is both FDA–approved and CE-marked for the human papillomavirus (HPV), the primary cause of cervical cancer. Rapidly emerging as a standard of practice in cervical cancer screening, the HPV test aids healthcare professionals in identifying women who are at risk of developing cervical cancer. Cervical cancer is the world’s second–most–common type of cancer affecting women.

This acquisition broadens QIAGEN’s leading portfolio of sample and assay technologies, to include a significant panel of molecular diagnostic tests, amongst them Digene’s leading HPV test. We expect the transaction to close in August / September 2007, subject to regulatory and other approvals. Until the deal closes each company will continue to operate independently.

Over the past few years, QIAGEN has focused significant resources on developing products for molecular diagnostics and increasingly concentrated its offering in this area. The acquisition of Genovision in 2002, Artus in 2005 and Genaco in 2006, in combination with internal initiatives around QIAGEN’s assay technologies and preanalytical solutions (such as QIAamp, EZ1, M-48, MDx) helped us create the broadest portfolio of highly synergistic qPCR and multiplex based molecular diagnostic products. Covering the spectrum from HLA to virology disease states, these products are IVD-CE marked in the European Union and are available as research products in the United States and Canada. We have seen rapid growth and strong customer adoption of these new products.

QIAGEN and Digene have had a longstanding relationship both in partnership and in collaboration on a number of projects. By building upon this existing and productive working relationship, the companies anticipate significant future growth in order to provide an even more expansive portfolio of products and services. With a new platform of global infrastructure and scale, as well as extensive R&D capabilities, the combined company is poised to more efficiently and effectively address your needs, our customer. The transaction will yield immediate benefit to both QIAGEN and Digene customers as we integrate and augment our growing pipeline of products.

We are dedicated to maintaining and increasing the quality of innovation, support, and service you have come to expect from QIAGEN and Digene. We look forward to providing you the best and most complete end-to-end molecular diagnostics solution. To learn more about the Digene acquisition, please visit www.qiagen.com/hpv. If you have any further questions please do not hesitate to email me or contact the individuals listed below

Sincerely,

Peer Schatz
President & CEO,

QIAGEN Inc

Victoria Blaine

VP – North America Sales

Email:

Phone:

Phil Sefton

VP-Sales – Europe & International

Email:

Phone:

Chandra S. Krishnan

Global Marketing Director

E-mail:

Phone:

Mridula Iyer

Assoc. Marketing Director – MDx North America

E-mail:

Phone:

Tobias Ruckes

Assoc. Marketing Director – MDx E&I

E-mail:

Phone:

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of QIAGEN and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN at Spoorstraat 50m Venlo, 5911 KJ, Netherlands, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.